 Exhibit 99.1

First Mining Confirms Mineralization Expansion Opportunity within Existing Springpole Gold Project Pit Design at its East Extension Target

VANCOUVER, BC, Feb. 12, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce final drilling results from the 2024 East Extension Phase 1 diamond drilling program at its Springpole Gold Project ("Springpole Project" or the "Project") located in northwestern Ontario, Canada. In the fall of 2024, First Mining completed a five-hole, 2,293 m exploration drilling campaign targeting resource growth opportunities with continuity towards the east of the main Springpole Project mineral resource.

Highlights from the East Extension Phase 1 drilling campaign include drill holes SP24-011, SP24-009, and previously reported SP24-007, all of which returned favourable gold and silver grades that are representative of the established resource grade profile. The most northerly hole of the program, SP24-011, returned two broad mineralization intervals including 0.75 g/t Au and 3.30 g/t Ag over 134.2 m, and 0.67 g/t Au and 12.79 g/t Ag over 105.4 m. These results confirm an opportunity for direct mineralization expansion in continuity to the current open pit profile which remains open for further exploration.

The East Extension Phase 1 drilling program was successful in returning significant widths of continuous mineralization in an underexplored area of the Springpole Project located within the current Pre-Feasibility Study ("PFS") open-pit development footprint. The highlights from the drill program demonstrate significant upside potential to further extend mineralization with continuity and provide the opportunity to reclassify material that is currently classified as "waste" into "ore" in the proposed run of mine ("ROM") pit design.  This could potentially reduce the strip ratio and increase processed ore tonnes.

"Our advancements continue to demonstrate the Springpole Project as a robust gold and silver resource development opportunity within an important mining region of Ontario." stated Dan Wilton, CEO of First Mining. "The results from the East Extension are especially encouraging as they demonstrate the presence of additional gold and silver mineralization inside the existing mine footprint, potentially converting waste to ore.  As we continue to advance through the Environmental Assessment process, we believe that the Springpole Project will be a major economic and sustainable infrastructure driver for Northwestern Ontario communities."

The focus of upcoming exploration activities will be centred around integrating the latest drill hole results into an updated 3D model and delineating further plans to unlock opportunities for the East Extension target as well as near open pit brownfields exploration targets.  The East Extension target is located at the southeastern boundary of the current mineral resource and proposed open pit wall design. A plan map of the East Extension Phase 1 drill holes and target area is presented in Figure 1, and corresponding assay highlights are presented in Table 1, with full assay results listed in Table 2 and drill hole locations in Table 3.

Figure 1: Plan View of the East Extension Target Phase 1 Drill Program (CNW Group/First Mining Gold Corp.)

Table 1:  Significant Drill Intercepts, 2024 Phase 1 Drill Program – East Extension Target, Springpole Project

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Grade (Ag g/t)
SP24-009		74.2	94.0	19.8	0.38	1.69
SP24-009		118.5	136.0	17.5	1.01	10.41
SP24-009	inc.	121.6	122.25	0.65	9.30	184.00
SP24-009		273.0	297.7	24.7	0.89	6.95
SP24-009	inc.	280.95	287.8	6.85	1.66	13.45
SP24-009		315.2	337.0	21.8	0.44	4.34
SP24-011		23.5	157.7	134.2	0.75	3.30
SP24-011	inc.	108.0	120.4	12.4	1.01	6.24
SP24-011		170.65	185.7	15.05	0.51	2.68
SP24-011		189.1	213.3	24.2	0.79	7.41
SP24-011		217.5	256.3	38.8	0.44	3.91
SP24-011		265.1	370.5	105.4	0.67	12.79
SP24-011	inc.	265.1	278.0	12.9	1.00	21.18
SP24-011	and inc.	352.2	370.5	18.3	1.12	16.33
SP24-011		411.5	416.0	4.5	1.84	60.90
SP24-011	inc.	411.5	412.2	0.7	7.22	263.00

*	Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval, assay values are uncut)

Additional Details on the Springpole East Extension Phase 1 Drilling Program

The East Extension Phase 1 drilling was focused on a 150 m strike area along the southeastern edge of the current mineral resource (Figure 1). First Mining identified the East Extension target through advanced 3D target modelling, which highlighted a theorized easterly curve to the southern end of the main Portage Zone. Data supporting the updated target model includes Televiewer foliation data, geophysical data, historical drill hole data, geological mapping, as well as data from an advanced structural mapping campaign. Advanced modelling identified key stratigraphical features at the Springpole resource that included megacrystic trachyte units that strike parallel to subparallel along the main Springpole resource. Further defining the key stratigraphic units that are parallel with the main Springpole resource will aid in defining follow-up East Extension drill hole targets for additional resource growth potential.

Drill holes SP24-007 (see November 19, 2024 news release), SP24-009, and SP24-011 tested the Phase 1 target shape. Drill holes SP24-008 and SP24-010 were designed to test a potential extension of the mineralization and key stratigraphic units towards the northeast of the Phase 1 target shape.

Mineralization in drill holes SP24-007, SP24-009, and SP24-011 is hosted within a silicified and sericitized intermediate volcanic/breccia unit, and medium to coarse-grained trachyte units. Mineralization consists of 2-5% disseminated and fracture-controlled pyrite occurring coincident with sheared and brecciated structural zones. Minor amounts of galena, sphalerite, chalcopyrite, and tellurides are hosted within quartz carbonate veining that comprises 1-5% of the core. Higher grade intervals (>3 g/t Au) are associated with mineralized brecciated quartz carbonate veining with up to 10% fine-grained disseminated pyrite.

Drill holes SP24-008 and SP24-010 intersected key stratigraphic units consisting of megacrystic trachyte and heterolithic breccia. Mineralization intersected in these holes is hosted within carbonate- and silica-altered andesite, trachyte, and heterolithic breccia units, with up to 2% disseminated fine-grained pyrite mineralization.

Figure 2: East Extension drill hole SP24-009 targeting the potential mineralization continuity along the southeastern area of the current mineral resource. Assay results are highlighted downhole. The long section is looking northwest. (CNW Group/First Mining Gold Corp.)

Figure 3: East Extension drill hole SP24-011 targeting the potential mineralization continuity along the southeastern area of the current mineral resource. Assay results are highlighted downhole. The long section is looking northwest. (CNW Group/First Mining Gold Corp.)

The Springpole East Extension Phase 1 drilling campaign intersected significant widths of continuous mineralization in all holes and validated the exploration target model with further delineation of key stratigraphical units defining forward exploration opportunities. The East Extension Target remains open along strike towards the south and southeast of the main Portage Zone and has the potential to add meaningful mineralization extension or additional zones within or near the current PFS proposed open pit shell, as illustrated in Figure 4.

Figure 4: Left: Plan view of Springpole East Extension Target area overlain with First Vertical Derivative airborne magnetics survey. Right: Plan view of the Springpole East Extension Target area showing new drilling, historical drilling, and follow-up exploration drill hole target locations. (CNW Group/First Mining Gold Corp.)

Springpole Project – Future Exploration Programs

A portion of the 2025 Springpole exploration program will be focused on reviewing, integrating and interpreting the results returned from the 2024 Springpole East Extension Phase 1 drilling program. Next steps include incorporating the results into a 3D model update and the proposal of definition drilling that supports a potential for resource conversion. Further work will be completed in advancing future additional brownfield exploration opportunities for the Project.

Table 2: Remaining 2024 Phase 1 Drill Results - East Extension, Springpole Project

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Grade (Ag g/t)
SP24-008		349.0	350.0	1.0	0.35	2.17
SP24-008		371.0	373.0	2.0	0.33	2.85
SP24-008		392.0	393.0	1.0	0.32	2.18
SP24-009		8.0	8.75	0.75	0.57	4.66
SP24-009		38.3	45.1	6.8	0.44	3.49
SP24-009	inc.	42.6	43.1	0.5	2.41	28.50
SP24-009		56.0	57.0	1.0	0.67	5.88
SP24-009		64.4	69.4	5.0	0.42	1.89
SP24-009		74.2	94.0	19.8	0.38	1.69
SP24-009		105.0	114.5	9.5	0.33	1.72
SP24-009		118.5	136.0	17.5	1.01	10.41
SP24-009	inc.	121.6	122.25	0.65	9.30	184.00
SP24-009		139.7	150.0	10.3	0.48	1.79
SP24-009		165.8	166.8	1.0	0.32	1.56
SP24-009		172.8	174.8	2.0	0.43	1.24
SP24-009		186.0	187.0	1.0	0.56	0.50
SP24-009		207.0	211.0	4.0	0.22	0.83
SP24-009		216.0	221.0	5.0	0.31	1.53
SP24-009		226.0	228.0	2.0	0.33	2.16
SP24-009		231.0	232.0	1.0	0.44	2.21
SP24-009		234.7	235.7	1.0	0.36	1.10
SP24-009		238.7	240.7	2.0	0.41	6.75
SP24-009		273.0	297.7	24.7	0.89	6.95
SP24-009	inc.	280.95	287.8	6.85	1.66	13.45
SP24-009		301.7	305.7	4.0	0.51	3.12
SP24-009		308.7	310.7	2.0	0.45	4.28
SP24-009		315.2	337.0	21.8	0.44	4.34
SP24-009		342.0	344.0	2.0	0.68	6.88
SP24-009		354.4	355.4	1.0	0.30	4.62
SP24-009		374.9	375.45	0.55	0.47	0.30
SP24-010		4.1	5.0	0.9	0.31	0.32
SP24-010		61.5	62.3	0.8	0.40	1.90
SP24-010		75.6	77.0	1.4	0.57	6.72
SP24-010		141.5	142.5	1.0	0.55	2.55
SP24-010		150.7	151.35	0.65	0.43	8.62
SP24-010		204.0	205.0	1.0	0.30	3.10
SP24-010		337.9	339.0	1.1	1.72	37.77
SP24-010		371.9	374.0	2.1	0.55	1.51
SP24-011		23.5	157.7	134.2	0.75	3.30
SP24-011	inc.	108.0	120.4	12.4	1.01	6.24
SP24-011		170.65	185.7	15.05	0.51	2.68
SP24-011		189.1	213.3	24.2	0.79	7.41
SP24-011		217.5	256.3	38.8	0.44	3.91
SP24-011		261.9	262.75	0.85	0.38	6.98
SP24-011		265.1	370.5	105.4	0.67	12.79
SP24-011	inc.	265.1	278.0	12.9	1.00	21.18
SP24-011	and inc.	352.2	370.5	18.3	1.12	16.33
SP24-011		411.5	416.0	4.5	1.84	60.90
SP24-011	inc.	411.5	412.2	0.7	7.22	263.00
SP24-011		422.0	423.0	1.0	0.32	0.73

*	Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval, assay values are uncut)

Table 3: Remaining Phase 1 Drill Hole Locations, Springpole East Extension Target

Hole ID	Azimuth (°)	Dip (°)	Length (m)	Easting	Northing
SP24-008	220	-70	499.7	549993	5693643
SP24-009	220	-70	443	549956	5693571
SP24-010	150	-70	449	549976	5693662
SP24-011	220	-70	452	549883	5693649

Note: Collar coordinates in UTM NAD 83 z15

Springpole Gold Project

The Springpole Project hosts a significant gold and silver resource in a bulk tonnage, low-grade porphyry to epithermal-style deposit that is associated with the emplacement of an alkali trachyte intrusive complex. Mineralization styles include disseminated gold-silver-sulphide mineralization that is related to multiple phases of a trachyte porphyry complex and a number of associated breccias dykes and sills. The current mineral resource for the Springpole Project comprises an Indicated Resource of 151 Mt at 0.94 g/t Au and 5.0 g/t Ag, totalling 4.6 million ounces of gold and 24.3 million ounces of silver, and an Inferred Resource of 16 Mt at 0.54 g/t Au and 2.8 g/t Ag, totalling 0.3 million ounces of gold and 1.4 million ounces of silver, including Probable Mineral Reserves of 121.6 Mt at 0.97 g/t Au and 5.23 g/t Ag totalling 3.8 million ounces gold and 20.5 million ounces of silver.

Further details on the Springpole Project mineral resource and reserves can be found in  the technical report entitled "NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario, Canada", which was prepared for First Mining by AGP Mining Consultants Inc. ("AGP") in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and has an effective date of January 20, 2021. First Mining has now commenced activities to support a Feasibility Study on the Project.

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2024 drilling program at the Springpole Project were sent to AGAT Laboratories, with sample preparation and analysis in Thunder Bay, Ontario, where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish. Samples were also sent to AGAT Laboratories in Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with an aqua regia digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827, Email: info@firstmininggold.com; Paul Morris, Director, Investor Relations, Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 12-FEB-25